Exhibit 99.1

China Xiniya Fashion Limited Reports 2012 Third Quarter Earnings

XIAMEN, FUJIAN, China—(PR NEWSWIRE)—November 19, 2012—China Xiniya Fashion Limited (“Xiniya” or the “Company” NYSE:XNY), a leading provider of men’s business casual apparel in China, today reported financial results for the third quarter of 2012. The financial statements and other financial information included in this press release have been prepared in conformity with International Financial Reporting Standards (“IFRS”).

The Company publishes its financial statements in Renminbi (“RMB”).

Third Quarter 2012 Highlights

•	Revenue in the third quarter of 2012 increased by 15.7% to RMB417.9 million, as compared to RMB361.1 million in the third quarter of 2011, which exceeded the prior guidance of 8%-11%.

•	Gross margin was 34.5% in the third quarter of 2012 as compared to 34.4% in the third quarter of 2011.

•	Profit before taxation in the third quarter of 2012 declined by 21.1% to RMB74.8 million as compared to RMB94.8 million in the third quarter of 2011.

•	Net profit in the third quarter of 2012 declined by 21.4% to RMB56.4 million as compared to RMB71.8 million in the third quarter of 2011.

•	Earnings per ADS were $0.16 in the third quarter of 2012 as compared to $0.19 per ADS in the third quarter of 2011, and exceeded prior guidance of $0.09-$0.11 per ADS.

•

Xiniya’s network of authorized retailers had a net addition of 20 new retail outlets in the third quarter of 2012, consisting of 79 new retail outlets opened and 59 retail outlets closed, bringing the total number of authorized retail outlets to 1,679 as of September 30, 2012.

•

As of September 30, 2012, the Company, Mr. Qiming Xu - Xiniya’s Chairman and Chief Executive Officer, and Mr. Chee Jiong Ng - Xiniya’s Chief Financial Officer, have purchased, through the public market pursuant to a written plan, an aggregate of $1,385,787, $153,968 and $38,490 worth of ADSs, respectively, or 830,226, 92,259 and 23,076 ADSs, all at an average price of $1.67, in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended.

Recent developments

•

The Company announced that the total value of purchase orders for its 2013 Spring and Summer Collection showcased during its biannual sales fair held in September 2012 in Xiamen, China increased by 2% as compared to the total value of purchase orders placed in September 2011. In an effort to ensure the long-term, sustainable development of its authorized retail outlets, the Company reduced prices on its 2013 Spring and Summer Collection by an average of 2.2% to improve the price competiveness of its products beginning in 2013. As a result, the Company’s gross margin for its 2013 Spring and Summer Collection is expected to decline by approximately 2.2%.

•

The Company announced the opening of its sixth and seventh flagship stores in Urumqi City, Xinjiang Province and Shenyang City, Liaoning Province. Both stores were opened and are operated by Xiniya’s distributors.

Guidance

•	Revenue in RMB for the fourth quarter of 2012 is expected to increase by 4%-7%.

•	Earnings per ADS in the fourth quarter of 2012 are expected to be in the range of $0.17 –$0.19.

•	The Company reiterates guidance for net additions of retail outlets for 2012 to be more than 100.

“On the back of continued store expansion and the rapid conversion of our authorized retailer-managed retail outlets, we were able to beat guidance with another strong quarter of top line revenue growth,” said Mr. Qiming Xu, Chairman and Chief Executive Officer. “Despite the economic softening in China, we were able to adapt to the current situation and push through numerous initiatives we have put in place to ensure the long-term, sustainable development of our business. Following our bi-annual sales fair in September 2012, where the total value of purchase orders grew slightly despite distributors’ and authorized retailers’ cautionary approach, we reduced the prices on our collections to improve the price competitiveness of our products, improve product turnover and reduce inventories during the slowdown. We conducted training courses for distributors and authorized retailers to strengthen retail management and enhance profitability as the refurbishment of our existing retail outlets continued as we adjust our image to meet changing consumers taste. We are pleased with the flexibility we have shown during the quarter as we push through these difficult times. I remain confident in our ability to seek new growth opportunities as we enhance our brand value and provide our customers with the high-quality products they have come to expect.”

Third Quarter 2012 Results

Revenue for the third quarter of 2012 was RMB417.9 million, compared with revenue of RMB361.1 million for the third quarter of 2011, which represents a 15.7% increase. The Company delivered approximately 2.0 million units during the third quarter of 2012, which is similar to the number of units delivered during the same period last year. The total retail outlet count as of September 30, 2012 was 1,679. The table below sets forth the number of retail outlets by outlet type:

	As of December 31, 2011	As of September 30, 2012
Outlet Type:

Company-operated flagship stores	2	2
Managed by distributors	96	110
Distributor-operated flagship stores	3	5
Managed by department store chains	317	—
Managed by authorized retailers	1,189	1,562

Total outlet count	1,607	1,679

Although total outlet count increased by a net addition of 72 units since December 31, 2011, the number of outlets managed by department store chains decreased by 317 outlets. Of these 317 department store chain managed outlets, 301 outlets were converted to authorized retailer-managed retail outlets. This conversion was mainly due to the change in the business model used by the regional department store chain operators. In an effort to streamline their business, the regional department store chain operators shifted their business model focus from retailing directly to customers to leasing department store concession areas to retailers.

Gross profit increased to RMB144.3 million in the third quarter of 2012 from RMB124.4 million in the third quarter of 2011. Gross margin was 34.5% in the third quarter of 2012 as compared with 34.4% in the third quarter of 2011.

Interest and other income was RMB5.5 million in the third quarter of 2012 as compared to RMB8.5 million in the third quarter of 2011. The decrease was mainly due to the reduction in exchange gains of RMB3.0 million in the third quarter of 2012.

Selling and distribution expenses in the third quarter of 2012 increased to RMB71.1 million from RMB32.3 million in the third quarter of 2011 mainly due to increases in rack expenses for authorized retail outlets of RMB24.6 million, training expenses of RMB4.4 million, advertising and promotional expenses of RMB4.2 million, brand consultancy fees of RMB3.5 million, sales fair expenses of RMB0.9 million, flagship store expenses of RMB0.6 million, and freight and packing expenses of RMB0.6 million.

•

Since July 2011, as part of the Company’s overall strategy to unify the image of its authorized retail outlets, the Company has been paying for shop rack, signage and various outlet-related accessories for authorized retail outlets opened or refurbished on or after July 2011. During the third quarter of 2012, the Company paid for shop rack, signage and various outlet-related accessories for 79 new retail outlets and refurbished 90 retail outlets, including expanding floor space for two existing retail outlets. The refurbishment of existing retail outlets is expected to upgrade the older retail store image, help to attract consumers into the retail stores, help to improve presentation of our apparel products to consumers and, eventually, enhance retail outlet sales. These expenses were approximately RMB39.6 million, or 9.5% of revenue, in the third quarter of 2012, compared to RMB15.0 million, or 4.2% of revenue during the third quarter of 2011.

•

The increase in training expenses related to consultancy fees paid to external professional trainers for training provided to our distributors and authorized retailers across China. These training courses are expected to strengthen retail outlet management in the areas of retail inventory management, retail outlet managers and staff, and retail sales management. Also, these training courses are expected to enhance retail sales and to help to reduce inventory levels at the retail channels.

•

Advertising and promotional expenses were RMB16.7 million in the third quarter of 2012, arising mainly from billboard advertisements placed by the Company across 20 provinces in China and an advertising campaign on Channel 12 of China Central Television.

•	Sales fair expenses were RMB2.5 million in the third quarter of 2012, arising mainly from the sales fair in Xiamen City, Fujian Province in September 2012.

•

Flagship store expenses were RMB1.1 million in the third quarter of 2012, arising mainly from the two flagship stores operated by the Company and five other flagship stores opened and operated by distributors.

Administrative expenses decreased to RMB3.9 million in the third quarter of 2012 from RMB5.8 million in the third quarter of 2011. This was primarily due to the beneficial exchange rates between RMB and United States dollars which resulted in translation exchange gains for the third quarter of 2012, compared to translation exchange losses for the second quarter of 2012.

Profit before taxation was RMB74.8 million in the third quarter of 2012, compared with RMB94.8 million in the third quarter of 2011.

Income tax expense in the third quarter of 2012 was RMB18.4 million, compared with RMB23.0 million in the third quarter of 2011.

Profit after taxation for the third quarter of 2012 was RMB56.4 million, compared with RMB71.8 million in the third quarter of 2011. Earnings per ADS were $0.16 in the third quarter of 2012, compared to $0.19 per ADS in the third quarter of 2011.

Financial Position

As of September 30, 2012, the Company had cash and cash equivalents of RMB0.8 billion, and time deposits held at banks with maturity over three months of RMB220.0 million.

As of September 30, 2012, the Company had trade receivables of RMB373.5 million, arising entirely from sales during the third quarter of 2012. Trade receivables outstanding as of June 30, 2012 have been fully collected as of September 30, 2012.

Inventory as of September 30, 2012 was mainly related to finished goods produced from orders placed during the April 2012 sales fair, which will be delivered in the fourth quarter of 2012.

Other receivables and prepayments on September 30, 2012 increased compared to balances on December 31, 2011, primarily due to prepayments for advertising and promotional expenses associated with the billboard advertisements in 20 provinces across China and for commercial air time on China Central Television’s Channel 12.

Other payables and accruals at September 30, 2012 increased compared to balances at December 31, 2011, primarily due to deposits collected from distributors for April and September 2012 sales fair orders.

Conference Call

Xiniya will host a conference call and live webcast at 8 a.m. Eastern Daylight Time (EDT) on November 20, 2012 (9 p.m. Beijing time on the same day).

The toll free dial-in details for the live conference call are as follows:

•	USA: 1866 549 1292

•	China: 800 876 8626

•	Hong Kong: 3005 2050

•	International access: +852 3005 2050

Participant PIN Code: 448615#

A live webcast of the conference call will be available in http://www.mzcan.com/cancast/us/index.php?id=usXNY_1&version=e

A telephone replay of the call will be available 2 hours after the end of the conference through November 27, 2012 at 8 a.m. EDT.

The dial-in details for the replay are as follows:

U.S. toll free number: 1866 753 0743

China toll free number: 800 876 5016

Hong Kong toll free number: +852 3005 2020

Conference ID: 168218#

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Exchange Rate Information

The United States dollar ($) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the certified exchange rate of $1.00 = RMB6.284 on September 30, 2012 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into $ at that rate on September 30, 2012, or at any other date. The percentages stated are calculated based on RMB amounts.

About China Xiniya Fashion Limited

Xiniya is a leading provider of men’s business casual apparel in China. The Company designs and manufactures men’s business casual and business formal apparel and accessories, which are marketed under the Xiniya brand, and sells through its distribution network that includes 29 distributors. Its products are sold to consumers at over 1,600 authorized retail outlets owned and managed by third parties located in 21 provinces, five autonomous regions, and four municipalities in China. This retail network focuses on second and lower-tier cities, where increasing affluence has led to an improvement in living standards and where most international men’s apparel brands do not have a significant presence. The Company’s target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. For more information, please visit the Company’s website at http://ir.xiniya.com.

For additional information, please contact:

China Xiniya Fashion Limited

Mr. Chee Jiong Ng

Chief Financial Officer

Telephone: +86 1365 5939 932

Email: ngcheejiong@xiniya.com

Christensen

Ms. Kimberly Minarovich

Telephone: +1 212-542-0795 in New York

Email: kminarovich@christensenir.com

Or

Mr. Christian Arnell

Telephone +86 10 5826 4939 in Beijing

Email: carnell@christensenir.com

CHINA XINIYA FASHION LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands, except per share and per ADS amounts)

	Three months ended September 30			Nine months ended September 30
	2011 RMB	2012 RMB	2012 USD	2011 RMB	2012 RMB	2012 USD

Revenue	361,086	417,936	66,508	697,273	851,204	135,456
Cost of sales	(236,694)	(273,646)	(43,547)	(461,976)	(561,668)	(89,381)

Gross profit	124,392	144,290	22,961	235,297	289,536	46,075

Interest and other income	8,529	5,497	875	17,707	14,911	2,373
Selling and distribution expenses	(32,337)	(71,094)	(11,314)	(54,748)	(122,512)	(19,496)
Administrative expenses	(5,831)	(3,942)	(627)	(14,130)	(21,015)	(3,344)

Profit before taxation	94,753	74,751	11,895	184,126	160,920	25,608
Income tax expense	(22,985)	(18,390)	(2,926)	(44,878)	(41,098)	(6,540)

Profit for the period	71,768	56,361	8,969	139,248	119,822	19,068

Other comprehensive income for the period:

Exchange differences on translation of financial statements of entities outside the mainland of the People’s Republic of China	(4,672)	(2,510)	(399)	(14,902)	(823)	(131)

Total comprehensive income for the period	67,096	53,851	8,570	124,346	118,999	18,937

Earnings per share - basic and diluted (in RMB)	0.31	0.25	—	0.60	0.52	—
Earnings per ADS – basic and diluted (in USD)	0.19	—	0.16	0.38	—	0.33

Weighted average shares outstanding in the period (‘000)	232,000	229,207	229,207	232,000	230,395	230,395
Weighted average ADS outstanding in the period (‘000)	58,000	57,301	57,301	58,000	57,599	57,599

One ADS represents four ordinary shares.

CHINA XINIYA FASHION LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands)

	As of December 31,	As of September 30,
	2011	2012	2012
	RMB	RMB	USD
		Unaudited	Unaudited
Assets
Non-current assets
Property, plant and equipment	17,662	17,150	2,729
Deposit for land use right	8,854	8,854	1,409
Prepayments	674	—	—

Total non-current assets	27,190	26,004	4,138

Current assets
Cash and cash equivalents	1,031,930	815,240	129,732
Time deposits held at banks with maturity over three months	—	220,000	35,010
Restricted bank deposits	—	1,380	220
Trade receivables	335,152	373,540	59,443
Inventories	3,908	211,668	33,684
Other receivables and prepayments	93,152	133,204	21,197

Total current assets	1,464,142	1,755,032	279,286

Total assets	1,491,332	1,781,036	283,424

Equity and liabilities
Equity
Share capital	77	77	12
Additional paid-in capital	526,818	520,902	82,894
Statutory reserve	94,067	94,067	14,969
Foreign currency translation differences	(18,536)	(19,359)	(3,081)
Retained earnings	631,569	752,809	119,798

Total equity	1,233,995	1,348,496	214,592

Current liabilities
Short-term bank loans	—	26,500	4,217
Trade and bill payables	83,630	203,860	32,441
Other payables and accruals	136,199	183,790	29,247
Current income tax payable	37,508	18,390	2,927

Total current liabilities	257,337	432,540	68,832

Total equity and liabilities	1,491,332	1,781,036	283,424

CHINA XINIYA FASHION LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands)

	Nine months ended September 30
	2011	2012	2012
	RMB	RMB	USD
Cash flows from operating activities:
Profit before taxation	184,126	160,920	25,608
Adjustments for:
Depreciation of property, plant and equipment	314	3,336	531
Loss on disposal of property, plant and equipment	—	230	36
Interest income	(10,218)	(13,406)	(2,133)
Foreign exchange (gains)/losses	(6,566)	671	107
Interest expense	968	41	6
Share-based compensation	632	1,418	226

Operating profit before working capital changes	169,256	153,210	24,381
Increase in trade receivables	(97,701)	(38,388)	(6,109)
Increase in inventories	(83,679)	(207,760)	(33,062)
Increase in other receivables and prepayments	(108,315)	(35,811)	(5,699)
Increase in trade and bill payables	144,529	120,230	19,133
Increase in other payables and accruals	61,033	47,550	7,567

Cash generated by operating activities	85,123	39,031	6,211
Interest paid	(968)	—	—
Income tax paid	(35,851)	(60,216)	(9,582)

Net cash generated by/(used in) operating activities	48,304	(21,185)	(3,371)

Cash flows from investing activities:
Increase in time deposits held at banks with maturity over three months	(220,000)	(220,000)	(35,010)
Proceeds from the disposal of property, plant and equipment	—	412	66
Acquisition of property, plant and equipment	(10,398)	(3,466)	(552)
Interest received	5,145	9,839	1,566

Net cash used in investing activities	(225,253)	(213,215)	(33,930)

Cash flows from financing activities:
Proceeds from short-term bank loans	165,000	26,500	4,217
Repayments of short-term bank loans	(165,000)	—	—
Time deposits pledged for short-term bank loans	—	—	—
Bank deposits pledged for short-term bank bills	—	(1,380)	(220)
Decrease in advance to and from director	(7,738)	—	—
Purchase of treasury shares	(717)	(5,916)	(941)

Net cash (used in)/generated by financing activities	(8,455)	19,204	3,056

Net decrease in cash and cash equivalents	(185,404)	(215,196)	(34,245)
Cash and cash equivalents at beginning of the period	862,797	1,031,930	164,215
Exchange losses on cash and cash equivalents	(8,336)	(1,494)	(238)

Cash and cash equivalents at end of the period	669,057	815,240	129,732